GOLDMAN SACHS & CO. LLC 200 WEST STREET NEW YORK, NEW YORK 10282	BOFA SECURITIES, INC. ONE BRYANT PARK NEW YORK, NEW YORK 10036	J.P. MORGAN SECURITIES LLC 383 MADISON AVENUE NEW YORK, NEW YORK 10179

August 2, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Erin Purnell
Sergio Chinos

Re:	Weber Inc.
Registration Statement on Form S-1
File No. 333-257824

Ladies and Gentlemen:

In accordance with Rule 461 of the Act, we hereby join in the request of Weber Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective on August 4, 2021, at 3:00 p.m., Eastern Time, or as soon as possible thereafter, or at such later time as the Company or its outside counsel, Davis Polk & Wardwell LLP, may request via telephone call to the staff.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Goldman Sachs & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC Acting severally on behalf of themselves and the several Underwriters By: GOLDMAN SACHS & CO. LLC

By:	/s/ Marko J. Rastesic
Name:	Marko J. Rastesic
Title:	Managing Director

By: BOFA SECURITIES, INC.

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
Name:	Jaclyn Berkley
Title:	Executive Director

[Signature Page to Acceleration Request]